04044170

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC MAIL PROCESSING RECEIVED SEP 3 0 2004 WASH. SECTION 185

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated September 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-109722
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2004.

PROCESSED
OCT - 1 2004
THOMSON
FINANCIAL

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: September 28, 2004
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2004-7)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63304
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 8.01. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2004-7

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston LLC that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: ______________________
Howard Darmstadter
Assistant Secretary

Dated: September 28, 2004

EXHIBIT INDEX

CMSI04-7G1comp1 - Summary

Deal Summary Report *CMSI04-7G1COMP1*

			Assumptions
Settlement	30-Sep-2004	Prepay	275 PSA
1st Pay Date	25-Oct-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral

Balance	WAC	WAM	Age	WAL	Dur
$306,608,454.00	5.76	355	5	5.74	4.47

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1N1		29,741,000.00	5.25	10/09 - 04/34	11.37									01-Sep-04	FIX
1N2		8,333,333.00	5.5	10/09 - 05/13	7.15									01-Sep-04	FIX
4N3		8,333,333.00	5.25	10/09 - 05/13	7.15									01-Sep-04	FIX
1N4		8,333,334.00	5	10/09 - 05/13	7.15									01-Sep-04	FIX
1S1		151,742,259.00	5.25	10/04 - 12/11	3.07									01-Sep-04	FIX
4S2		20,864,560.00	5.25	10/04 - 12/11	3.07									01-Sep-04	FIX
1S5		25,000,000.00	4.5	10/04 - 05/13	3.59									01-Sep-04	FIX
1S6		6,818,181.00	8	10/04 - 05/13	3.59									01-Sep-04	FIX
1S16		38,244,200.00	5.25	05/13 - 04/34	13.15									01-Sep-04	FIX
1B1		9,198,254.00	5.25	10/04 - 04/34	10.55									01-Sep-04	FIX

	Treasury						Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.878	2.436	2.749	3.353	4.128	4.934	2.060	2.802	3.195	3.758	4.560	5.268

CREDIT SUISSE | FIRST BOSTON

CMSI 04-7

Group 1

Pay rules

1. Pay the NAS priority amount to the 1N1
2. Concurrently:
   a. 86.1313366023755% as follows:
      i. Pay the Super Nas Priority Amount, pro-rata to the 1N2, 4N3 and the 1N4
      ii. Pay, pro-rata to the 1S1 and the 4S2.
      iii. Pay, pro-rata to the 1N2, 4N3 and the 1N4 until retired.
   b. 13.8686633976245% Pro-rata to the 1S5 and the 1S6 until retired.
3. Pay to the 1S16 until retired.
4. Pay to the 1N1 until retired.

Notes
Pxing Speed = 275 PSA.

NAS = 1N1 Standard 60mo lockout. (APPLY SHIFT to both SCHED and PREPAYS).
Priority amount = (Balance of 1N1)/ Total Non-PO Balance

Super NAS= 1N2, 4N3 and the 1N4
Nas % = Min((Total Balance of the 1N2, 4N3 and the 1N4 + 6,500,000)/(Total Balance of the 1N2, 4N3, 1N4, 1S1 and the 4S2), 99%)
Shift% = Standard shift schedule
SuperNAS Priority Amount = (All Prin allocated to 1N2, 4N3, 1N4, 1S1 and the 4S2 [step 2.a. above]) x Nas% x Shift%

Settlement = 09/30

N276 Mtge **YTA**

NO FIELDS ENTERED.

Bloomberg CMO 66 <GO> **CMSI 2004-7 4N3** 5.25% LEGAL MTY N/A ADV:<PAGE>

BCCOGHRNG CMO: NO Notes 88 <Go>

65 <GO> 5.760(355)5 WAC(WAM)AGE ASSUM

ASSUMED	9/30/04: 8,333,333	next pay 10/25/04 (monthly)	30/360 Cashflows
collateral	9/25/04: 8,333,333	rcd date 9/30/04 (24 Delay)	created 9/15/04 1stProj 10/25/04
-NO History-	factor 1.000000000000	accrual 9/ 1/04- 9/30/04	ASSUMED collateral

9/30/04

YIELD TABLE

Vary PRICE 1/2	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	275	500	750	1000
100	5.264	5.254	5.250	5.248	5.212	5.176	5.144
AvgLife	10.93	8.31	7.55	7.15	4.17	2.94	2.33
Mod Dur	8.00	6.54	6.06	5.81	3.65	2.66	2.14
DateWindow	10/09- 1/25/21	10/09- 7/25/15	10/09- 3/25/14	10/09- 5/25/13	6/08- 5/25/09	5/07- 12/25/07	11/06- 3/25/07
Spread I	+121/AL	+148/AL	+158/AL	+164/AL	+211/AL	+236/AL	+250/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:20

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.72	1.98	2.53	2.80	3.29	4.01	4.78

Format# 1-YT 5y 100-12 10y 101-30+

276 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-7 4S2** 5.25% LEGAL MTY N/A ADV·<PAGE>

BCCOGHRR7 CMO:

65 <GO> 5.760(355)5 WAC(WAM)AGE ASSUM NO Notes 88 <Go>

ASSUMED collateral -NO History-	9/30/04: 20,864,560 9/25/04: 20,864,560 factor 1.000000000000	next pay 10/25/04 (monthly) rcd date 9/30/04 (24 Delay) accrual 9/ 1/04- 9/30/04	30/360 Cashflows created 9/13/04 1stProj 10/25/04 ASSUMED collateral

9/30/04

YIELD TABLE

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	5.245	5.208	5.188	5.179	5.114	5.056	5.005
AvgLife	7.56	4.18	3.36	3.07	1.96	1.49	1.23
Mod Dur	5.61	3.51	2.93	2.71	1.80	1.39	1.15
DateWindow	10/04-11/25/24	10/04-1/25/17	10/04-6/25/14	10/04-12/25/11	10/04-6/25/08	10/04-5/25/07	10/04-11/25/06
Spread I	+157/AL	+210/AL	+228/AL	+233/AL	+257/AL	+269/AL	+274/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 1-YT

Treasury Curve ~ BGN 9:21

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.72	1.98	2.53	2.80	3.29	4.01	4.78

3y 99-27+ 5y 100-12

276 Mtge **YTA**

Bloomberg CMO

66 <GO> **CMSI 2004-7 1S5** 4.5% LEGAL MTY N/A ADV·<PAGE>

BCCOGEKS9 CMO: NO Notes 88 <Go>

65 <GO> 5.760(355)5 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/04: 13,866,346 9/25/04: 13,866,346 factor 1.000000000000	next pay 10/25/04 (monthly) rcd date 9/30/04 (24 Delay) accrual 9/ 1/04- 9/30/04	30/360 Cashflows created 9/ 2/04 1stProj 10/25/04 ASSUMED collateral

9/30/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	4.494	4.467	4.454	4.448	4.397	4.351	4.310
AvgLife	7.99	4.70	3.89	3.59	2.24	1.67	1.36
Mod Dur	6.16	4.00	3.40	3.17	2.07	1.56	1.29
DateWindow	10/04- 11/25/24	10/04- 1/25/17	10/04- 6/25/14	10/04- 5/25/13	10/04- 5/25/09	10/04- 12/25/07	10/04- 3/25/07
Spread I	+76/AL	+124/AL	+142/AL	+148/AL	+177/AL	+192/AL	+199/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:20						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.72	1.98	2.53	2.80	3.29	4.01	4.78

Format# 1-YT 3y 99-27+ 5y 100-12

276 Mtge **YTA**

Bloomberg CMO

66 <GO> BCCOGEL74 CMO: CMSI 2004-7 1S16 — 5.25% LEGAL MTY N/A — ADV:<PAGE> NO Notes 88 <Go>

65 <GO> 5.760(355)5 WAC(WAM)AGE ASSUM

ASSUMED	9/30/04: 19,122,100	next pay 10/25/04 (monthly)	30/360 Cashflows
collateral	9/25/04: 19,122,100	rcd date 9/30/04 (24 Delay)	created 9/ 2/04
-NO History-	factor 1.000000000000	accrual 9/ 1/04- 9/30/04	1stProj 10/25/04
			ASSUMED collateral

YIELD TABLE

9/30/04

DEAL: * Information is preliminary and subject to change.

Vary PRICE 1/32	100 PSA	200 PSA	250 PSA	275 PSA	500 PSA	750 PSA	1000 PSA
100	5.282	5.276	5.272	5.269	5.234	5.202	5.172
AvgLife	24.38	17.50	14.50	13.15	5.62	3.71	2.84
Mod Dur	13.40	11.02	9.73	9.09	4.74	3.29	2.57
DateWindow	11/24- 4/25/34	1/17- 4/25/34	6/14- 4/25/34	5/13- 4/25/34	5/09- 2/25/12	12/07- 1/25/09	3/07- 12/25/07
Spread I	+59/AL	+91/AL	+105/AL	+111/AL	+185/AL	+220/AL	+238/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:21

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.72	1.98	2.53	2.80	3.29	4.01	4.78

Format# 1-YT 10y 101-30+ 30y 108-26

CMSI04-7G2COMP1 - Summary

Deal Summary Report *CMSI04-7G2COMP1*

			Assumptions
Settlement	30-Sep-2004	Prepay	300 PSA
1st Pay Date	25-Oct-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

		Collateral			
Balance	WAC	WAM	Age	WAL	Dur
$56,506,155.00	5.21	174	6	4.19	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
2PT1		55,376,032.00	4.75	10/04 - 03/19	4.13									01-Sep-04	FIX
SUBORD		1,130,123.00	4.75	10/04 - 03/19	7.14									01-Sep-04	FIX

	Treasury						Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	6MO	2YR	3YR	5YR	10YR	30YR
Yld	1.795	2.411	2.744	3.321	4.130	4.938	1.990	2.769	3.168	3.770	4.583	5.290

CREDIT SUISSE | FIRST BOSTON

CMSI 04-7

GROUP 2
PAY RULES

1. Pay the 2PT1 until retired.

Notes

- **Collateral** – 15 Yr Jumbo A
- **Targeted Passthru Rate** – 4.75
- **Pricing Speed** – 275 PSA
- **NAS Bonds** – None

Settlement= 09/30

YTA

100-00 Price is fictitious

N276 Mtge **YTA**

Bloomberg CMO

66 <GO> BCCOGELB5 CMO:

CMSI 2004-7 2PT1

4.75% LEGAL MTY N/A ADV:<PAGE>

NO Notes 88 <Go>

65 <GO> 5.210(174)6 WAC(WAM)AGE ASSUM

ASSUMED	9/30/04: 18,458,677	next pay 10/25/04 (monthly)	30/360 Cashflows
collateral	9/25/04: 18,458,677	rcd date 9/30/04 (24 Delay)	created 9/ 2/04 1stProj 10/25/04
-NO History-	factor 1.000000000000	accrual 9/ 1/04- 9/30/04	ASSUMED collateral

9/30/04 **YIELD TABLE**

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
100	4.735	4.722	4.714	4.707	4.676	4.636	4.597
AvgLife	6.34	5.05	4.55	4.13	2.96	2.15	1.70
Mod Dur	5.10	4.18	3.82	3.51	2.61	1.96	1.58
DateWindow	10/04- 3/25/19	10/04- 3/25/19	10/04- 3/25/19	10/04- 3/25/19	10/04- 3/25/19	10/04- 3/25/19	10/04- 1/25/10
Spread I	+124/AL	+141/AL	+152/AL	+161/AL	+185/AL	+204/AL	+215/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:18

3mo	6mo	-2-	-3-	-5-	-10-	-30-
1.72	1.98	2.53	2.81	3.30	4.01	4.78

Format# 1-YT 3y 99-27 5y 100-11+